EXHIBIT 99.1

Profound Medical Signs Agreement with GE Healthcare to Expand Provider Access to TULSA-PRO®

TORONTO, Dec. 21, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), the only company to provide customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, announced today that it has entered into a co-development agreement with GE Healthcare.

GE Healthcare and Profound have agreed to a non-exclusive, worldwide license that will enable Profound to interface its TULSA-PRO® system with certain GE Healthcare MRI scanners. The collaboration with GE Healthcare expands Profound’s potential to interface with a significant portion of GE’s new and currently installed MRI scanners globally.

“Profound’s exciting noninvasive therapy technology has the potential to bring significant benefit to a large number of prostate cancer patients,” said Baldev Ahluwalia, GE MR Beyond segment general manager. “GE Healthcare has a long history of applying MR to therapy guidance and control; we are pleased to add TULSA-PRO® capabilities to provide our customers with more options to treat their patients.”

“We are excited to expand the portfolio of MRI scanners that support TULSA-PRO® technology,” said Arun Menawat, Profound’s CEO and Chairman. “The addition of GE Healthcare gives our customers the maximum flexibility to use the MRI hardware of their choice. We are grateful to our existing customers who have embraced TULSA-PRO® and look forward to making the benefits of this technology even more widely available.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

About GE Healthcare

GE Healthcare is the $16.7 billion healthcare business of GE (NYSE: GE). As a leading global medical technology and digital solutions innovator, GE Healthcare enables clinicians to make faster, more informed decisions through intelligent devices, data analytics, applications and services, supported by its Edison intelligence platform. With over 100 years of healthcare industry experience and around 50,000 employees globally, the company operates at the center of an ecosystem working toward precision health, digitizing healthcare, helping drive productivity and improve outcomes for patients, providers, health systems and researchers around the world. Follow us on Facebook, LinkedIn, Twitter and Insights , or visit our website www.gehealthcare.com for more information.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids, palliative pain treatment, and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849